SEC Mail Processing

MAR 0 4 2024

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III ~~✗~~

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-69809

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Abel Noser, L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
850 Third Avenue, 15th FLoor

                                           (No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
John Papatsos   **646-432-4012**

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
EisnerAmper LLP

                      (Name – if individual, state last, first, and middle name)

900 South Pine Island RD	**Fort Lauderdale**	**FL**	**33324**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Papatsos _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abel Noser, L.L.C. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN R. WURTTMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2024

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABEL NOSER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Table of Contents

 **EisnerAmper LLP**
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 786.668.1667
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Abel Noser, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Abel Noser, L.L.C. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022.

EISNERAMPER LLP
Fort Lauderdale, Florida
February 29, 2024

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

ABEL NOSER, L.L.C.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	2,974,263
Cash segregated under federal and other regulations		504,233
Receivable from clearing broker		699,567
Receivables - other		336,000
Deposit at clearing broker		250,000
Due from related party		1,095,567
Property and improvements, net		18,565
Prepaid expenses and other assets		99,810
	$	5,978,005

LIABILITIES AND MEMBER'S EQUITY

Payable to customers:		
Requiring reserve	$	72,988
Reserve not required		239,610
Accounts payable, accrued expenses, and other liabilities		754,478
		1,067,076
Commitments and contingencies		
Member's equity		4,910,929
	$	5,978,005

The accompanying notes are an integral part of this financial statement.

1 - Organization and description of business

Abel Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly-owned subsidiary of Abel Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company has two major lines of business. One is a discount brokerage primarily for institutional clients, including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). These revenues are recorded as Net commissions on the Statement of Operations. The second line of business is a technology platform which allows the customer to more efficiently deliver orders to third party executing brokers. The Company receives a share of the commission from the executing broker based on a contractually agreed upon percentage. These revenues are recorded as transaction execution optimization revenue on the Statement of Operations.

In August 2023, the Parent agreed to sell the Company to certain key employees subject to FINRA approval (the "Transaction"). The key employees created a limited liability company, ANOS Holdings LLC, to acquire the Company. At closing, the Company will change its name to ANOS Capital LLC and will be wholly owned by ANOS Holdings LLC. On February 16, 2024 FINRA informed the Company of their approval of the Transaction. The closing is expected to occur in March 2024. At the closing, the new Company will have in excess of the regulatory required Net Capital of $250,000.

2 - Significant accounting policies

Basis of financial statement presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash
Cash, including segregated cash, consists of demand deposits in commercial banks. The Company maintains any balances in excess of FDIC insurance limits ($250,000) in bank accounts that participate in a reciprocal deposit network. Under the reciprocal deposit network, the bank will transfer balances to other FDIC insured financial institutions over night to keep all balances per financial institution under FDIC insurance limits. The Company has not experienced any losses on such accounts.

Receivable from clearing broker
Receivable from clearing broker is primarily the net commissions due from the Company's trading activities through the clearing broker. It also includes a deposit of cash to meet margin requirements, failed to deliver or receive securities, receivables and payable for fees and commissions and net receivables or payables arising from unsettled security transactions. Because of the very short period of credit exposure and also considering the credit quality of the clearing broker, the Company determined any expected credit loss on the receivable from clearing broker to be de minimis.

2 - Significant accounting policies (continued)

Receivables-other

The receivables-other are comprised of advances that the Company makes for customers' research and transaction execution optimization revenue due from other brokers/dealers. Because of the very short period of credit exposure and also considering the credit quality of the broker/dealers, the Company determined any expected credit loss on the receivables-other to be de minimis.

Property and improvements

Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment has occurred, the asset will be written down to its estimated fair value, which is based on the expected discounted future cash flows. The Company has determined that no impairments exist at December 31, 2023.

Income taxes

The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state tax. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly, it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses." For the year ended December 31, 2023, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

2 - Significant accounting policies (continued)
Share-Based Compensation

Accounting Standards Codification (ASC) 718, Stock Compensation, requires the recognition of stock-based compensation expense in the financial statements for share-based awards. Under the provisions of such authoritative literature, the stock-based compensation costs are measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the vesting period.

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2021-07, Compensation-Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which provides a practical expedient for nonpublic entities that may be used in determining the current underlying share price input of equity-classified share-based awards issued to both employees and nonemployees. This ASU is effective for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard had no material effect on the Company's financial statements.

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 29, 2024, the date of the filing of this report.

On February 16, 2024, FINRA approved the Transaction in which ANOS Holdings LLC will acquire the Company and the closing is expected during March 2024. See Note 1 for details of the Transaction.

Clearing arrangements

The Company has arrangements with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing broker. Pursuant to the clearing agreement, the Company is required to maintain a $250,000 deposit with the clearing broker. Similarly, the expected credit loss associated with the Company's deposit at clearing broker is considered to be de minimis given the clearing broker's credit quality.

Expected credit loss

ASC 326-20, Financial Instruments – Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company would recognize the credit loss as an allowance for credit losses. The Company does not believe that an allowance is necessary for any of its financial assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates, and those differences may be material.

3- Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2023, the Company was required to reserve for $72,988 for commission recapture customers.

4 - Receivables – other

The December 31, 2022 balance was $610,520. The December 31, 2023 balance is comprised of the following:

Advances to customers	$ 184,240
Receivable from broker/dealers	151,760
Total	$ 336,000

5 - Property and improvements, net

This is comprised of the following:

Leasehold improvements	$ 112,371
Computer equipment and software	82,972
Telecommunications equipment	48,123
Office furniture	8,467
	251,933
Less - accumulated depreciation and amortization	(233,368)
Net	$ 18,565

6 - Payable to customers - requiring reserve

This balance represents customer related credits arising from commission recapture and correspondent programs.

7 - Payable to customers – reserve not required

This balance represents customer related credits arising from soft-dollar programs.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 234,537
Accrued salaries, commissions and bonuses	519,941
Total	$ 754,478

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital, as adjusted, of $3,360,987, which was $3,110,987 in excess of the required $250,000. The Company's net capital ratio was 0.32 to 1.

6

10 - Related party transactions

Through August 31, 2023, the Company had expense sharing agreements with both its Parent and with AN Solutions. On August 31, 2023, the Parent sold Abel Noser Solutions L.L.C. ("AN Solutions"), a related party through common ownership, to an unrelated party ("AN Solutions Acquirer").

The Company provided financial services to AN Solutions, which included payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support. At August 31, 2023, the Company stopped providing these services.

Through August 31, 2023, AN Solutions provided trade analytical services to the Company's customers. The Company has entered into a 3-year contract for these services with the AN Solutions Acquirer.

Through August 31, 2023, the Company sublet its office space from the Parent. Rent was calculated based on the square footage of the space occupied by the Company. In addition, the Parent provided the Company with Human Resources support as well as business oversight. The Company has an agreement with the AN Solutions Acquirer until the closing of the Transaction for use of the office and for accounting services.

In 2023, the Parent assumed the Company's liability to AN Solutions in the amount of $1,075,673 and contributed it to the Company's member's equity.

At December 31, 2023, the Company advanced the Parent $1,095,567 which is included in due from related party on the Statement of Financial Condition.

The Parent maintains incentive unit plans in which all of the Company's employees participate. The Company records as compensation expense its allocable share of the current year equity-classified plan modifications and the current year change in value of the liability-classified plan.

11 - Commitments and contingencies

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. In accordance with the relevant accounting guidance, the Company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible.

12 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

13 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $12,304,000. The carryforward creates a deferred tax asset of approximately $492,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The deferred tax asset as well as the valuation allowance increased by $36,000 during the year ended December 31, 2023. The deferred tax asset as well as the valuation allowance could be reduced if estimates of future benefits, based upon subsequent available evidence, can be deemed to be attainable to enable the Company to realize the value of the underlying asset.

New York City utilizes the federal Internal Revenue Code section 382 net operating loss carryforward limitation rules. These rules apply, in general, when there is a greater than 50% change in ownership of the entity. The Company did not perform a study to determine if a change in ownership has occurred. Ownership changes in future may also create annual net operating loss utilization limitations.

14 - Credit risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2023.